Exhibit 99.1

Press Release

Save the Date: HUTCHMED to Present R&D Updates on October 31, 2025

— HUTCHMED will host in-person presentation and online webinar on Friday, October 31 —

Hong Kong, Shanghai & Florham Park, NJ —   Friday, September 12, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it will host a Research & Development update in Shanghai, China, and via webcast on Friday, October 31, 2025.

During the event, Dr. Michael Shi, Executive Vice President, Head of R&D and Chief Medical Officer of HUTCHMED, will share insights into the Company’s R&D strategy and vision. This will include an overview of the Company’s Antibody Targeted Therapy Conjugates platform, featuring its lead candidate HMPL-A251, as well as updates on late-stage pipeline development.

The in-person event will be held in Shanghai from 3:00 p.m. to 5:00 p.m. HKT and conducted in Chinese (Putonghua). A live webcast will be available concurrently. Attendance at the in-person event is by invitation only.

A webcast in English will be held from 8:00 p.m. HKT / 8:00 a.m. EDT / 12:00 noon GMT on Friday, October 31, for approximately one hour.

Both webcasts will be available live via the company website at www.hutch-med.com/event/. A replay will also be available on the website shortly after the event.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000